SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

________________________

SCHEDULE 13D/A

(Amendment No. 3)

Under the Securities Exchange Act of 1934

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QUINTILES IMS HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share	74876Y101
(Title of class of securities)	(CUSIP number)

Patrice Walch-Watson

Canada Pension Plan Investment Board

One Queen Street East, Suite 2500

Toronto, ON M5C 2W5 Canada

Tel: (416) 868-1171

 (Name, address and telephone number of person authorized
to receive notices and communications)

September 19, 2017

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 74876Y101	SCHEDULE 13D	Page 2 of 6 Pages

1		NAMES OF REPORTING PERSONS Canada Pension Plan Investment Board
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,569,600
	8	SHARED VOTING POWER 11,480,069
	9	SOLE DISPOSITIVE POWER 1,569,600
	10	SHARED DISPOSITIVE POWER 11,480,069
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,049,669
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%(1)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) Based on a total of 211,105,589 shares of Common Stock of the issuer (being 215,105,589 shares of Common Stock of the issuer outstanding as of September 12, 2017, less 4,000,000 shares of Common Stock repurchased by the issuer, as reported in the prospectus supplement filed by the issuer with the Securities and Exchange Commission on September 18, 2017).

CUSIP No. 74876Y101	SCHEDULE 13D	Page 3 of 6 Pages

1		NAMES OF REPORTING PERSONS CPP Investment Board Private Holdings, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,473,469
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,473,469
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,473,469
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%(2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(2) Based on a total of 211,105,589 shares of Common Stock of the issuer (being 215,105,589 shares of Common Stock of the issuer outstanding as of September 12, 2017, less 4,000,000 shares of Common Stock repurchased by the issuer, as reported in the prospectus supplement filed by the issuer with the Securities and Exchange Commission on September 18, 2017).

CUSIP No. 74876Y101	SCHEDULE 13D	Page 4 of 6 Pages

Explanatory Note

This Amendment No. 3 (this “Amendment No. 3”) to Schedule 13D is being filed to reflect the sale of certain shares (the “Common Shares”) of common stock, par value $0.01 per share, of Quintiles IMS Holdings, Inc., a Delaware corporation (the “Issuer”) by CPP Investment Board Private Holdings, Inc. (“CPPIB-PHI”). Such sale was made in connection with an underwritten secondary offering pursuant to a prospectus supplement filed by the Issuer on September 18, 2017 (the “Offering”).

Unless otherwise indicated, all references to “$” in this Schedule 13D are to U.S. dollars.

Information reported in the original Schedule 13D remains in effect except to the extent that it is amended or superseded by information contained in this Amendment No. 3.

Item 4.	Purpose of Transaction

Item 4 of Schedule 13D is hereby supplemented as follows:

In connection with the Offering, CPPIB-PHI agreed to sell an aggregate of 2,249,342 Common Shares owned by CPPIB-PHI at a price of $94.87 per Common Share for an aggregate purchase price of $213,395,076 pursuant to that certain Underwriting Agreement, dated as of September 14, 2017 among the Issuer, Goldman Sachs & Co. LLC, CPPIB-PHI and certain other selling stockholders of the Issuer. The Offering closed on September 19, 2017.

In connection with the Offering, and as required under the Underwriting Agreement, CPPIB-PHI entered into a lock-up letter agreement with Goldman Sachs & Co. LLC, dated September 14, 2017 (the “Lock-Up Agreement”). Pursuant to the Lock-Up Agreement, CPPIB-PHI agreed that, with limited exceptions, it will not, without the prior written consent of the underwriter, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any Common Shares, or any securities convertible into or exercisable or exchangeable for Common Shares, beneficially owned (as such term is used in Rule 13d-3 under the Exchange Act) by it or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Shares (regardless of whether any of these transactions described in clause (i) or (ii) above are to be settled by the delivery of Common Shares or such other securities, in cash or otherwise) or (iii) make any demand for or exercise any right with respect to the registration of any Common Shares or any security convertible into or exercisable for Common Shares.

The foregoing summary of the Underwriting Agreement and the Lock-Up Agreement is qualified, respectively, by reference to the actual text of the Underwriting Agreement and the Lock-Up Agreement. A copy of the Underwriting Agreement is filed as Exhibit 99.5 hereto and is hereby incorporated by reference in its entirety in response to this Item 4. A copy of the form of Lock-Up Agreement is filed as Exhibit 99.6 hereto and is hereby incorporated by reference in its entirety in response to this Item 4.

Item 5.	Interest in Securities of the Issuer

Items 5(a)-(b) of Schedule 13D are hereby amended and replaced in its entirety as follows:

(a)-(b)	See items 7 to 11 and 13 on pages 2 and 3 of this Schedule 13D.

CPPIB beneficially owns 13,049,669 Common Shares, representing approximately 6.2% of the outstanding Common Shares. CPPIB-PHI beneficially owns 11,473,469 Common Shares, representing approximately 5.4% of the outstanding Common Shares. Such percentages are calculated based on a total of 211,105,589 shares of Common Stock of the issuer (being 215,105,589 shares of Common Stock of the issuer outstanding as of September 12, 2017, less 4,000,000 shares of Common Stock repurchased by the issuer, as reported in the prospectus supplement filed by the issuer with the Securities and Exchange Commission on September 18, 2017).

CUSIP No. 74876Y101	SCHEDULE 13D	Page 5 of 6 Pages

CPPIB-PHI directly owns 11,473,469 Common Shares and CPPIB is an indirect beneficial owner of such Common Shares owned by CPPIB-PHI. CPPIB-PHI and CPPIB have shared voting power and shared dispositive power with respect to such 11,473,469 Common Shares.

In addition, CPPIB directly owns 1,569,600 Common Shares, with respect to which it has sole voting power and sole dispositive power, and indirectly owns 6,600 Common Shares through CPPIB MAP Cayman SPC, a wholly-owned subsidiary of CPPIB, with respect to which it has shared voting power and shared dispositive power. The 6,600 Common Shares directly owned by CPPIB MAP Cayman SPC are subject to investment management agreements with an unaffiliated investment manager who may be deemed to have direct voting and investment power and dispositive power with respect to such shares.

As a result of the Shareholders Agreement, the Reporting Persons may be deemed to be members of a group (the “Group”) holding over 10% of the outstanding Common Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended. Each Reporting Person disclaims beneficial ownership of any of the Issuer’s securities owned by any member of the Group, other than the securities covered by this Schedule 13D, as listed in items 7-11 on pages 2 and 3 of this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Schedule 13D is hereby supplemented as follows:

The information set forth in Item 4 above is hereby incorporated by reference in response to this Item 6.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.5 Underwriting Agreement, dated September 14, 2017 (incorporated by reference to Exhibit 1.1 to the Issuer’s Report on Form 8-K filed with the Securities and Exchange Commission on September 19, 2017)

Exhibit 99.6 Form of Lock-Up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Report on Form 8-K filed with the Securities and Exchange Commission on September 19, 2017)

CUSIP No. 74876Y101	SCHEDULE 13D	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 21, 2017

CANADA PENSION PLAN INVESTMENT BOARD

By:	/s/ Patrice Walch-Watson
	Name:	Patrice Walch-Watson
	Title	Senior Managing Director, General Counsel & Corporate Secretary

CPP INVESTMENT BOARD PRIVATE HOLDINGS, INC.

By:	/s/ Pierre Abinakle
	Name:	Pierre Abinakle
	Title	Director & Secretary